SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO RULES 13d-1(b), (c) AND (d)  AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO. _)




                           COHOES BANCORP, INC.
------------------------------------------------------------------------------
                             (Name of Issuer)



                  Common Stock, Par Value $.01 Per Share
------------------------------------------------------------------------------
                      (Title of Class of Securities)



                               192513 10 9
------------------------------------------------------------------------------
                              (CUSIP Number)



                            December 31, 2000
------------------------------------------------------------------------------
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /x/  Rule 13d-1(b)

     / /  Rule 13d-1(c)

     / /  Rule 13d-1(d)


                              Page 1 of 5 Pages

CUSIP NO. 192513 10 9                                        Page 2 of 5 Pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cohoes Bancorp, Inc. Employee Stock Ownership Plan
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
------------------------------------------------------------------------------
5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     638,105
------------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     122,126
------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     638,105
------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     122,126
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     760,231
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.7%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     EP
------------------------------------------------------------------------------

CUSIP NO. 192513 10 9                                        Page 3 of 5 Pages

Item 1(a) Name of Issuer:

          Cohoes Bancorp, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          75 Remsen Street
          Cohoes, New York 12047

Item 2(a) Name of Person Filing:

          Cohoes Bancorp, Inc. Employee Stock Ownership Plan

Item 2(b) Address of Principal Business Office or, if None, Residence:

          Cohoes Bancorp, Inc.
          75 Remsen Street
          Cohoes, New York 12047

Item 2(c) Citizenship:

          New York

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          192513 10 9

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (f) /x/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               760,231

          (b)  Percent of class: 9.7%

CUSIP NO. 192513 10 9                                        Page 4 of 5 Pages


          (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote  638,105
                                                           -------
          (ii)   Shared power to vote or to direct the vote  122,126
                                                             -------
          (iii)  Sole power to dispose or to direct the disposition of 638,105
                                                                       -------
          (iv)   Shared power to dispose or to direct the disposition of
                 122,126
                 -------

          The Cohoes Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Cohoes Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustees and applicable law. The ESOP administrators are entitled to direct the voting of the allocated shares for which timely instructions are not received from the participants. Any allocated shares which abstain on the proposal will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2000, 122,126 shares have been or were committed to be allocated to participants' accounts and 638,105 shares were unallocated.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 192513 10 9                                        Page 5 of 5 Pages



Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 COHOES BANCORP, INC.
                                 EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 9, 2001                 By:  /s/ Linda Shultz
                                      ----------------------------------------
                                      Linda Shultz
                                      First Bankers Trust Company, NA, trustee